

Royale Energy, Inc is an independent exploration and production company focused on the acquisition, development, and marketing of natural gas from its reserves in the Sacramento and San Joaquin Basins of California. The Company's principal lines of business include the acquisition of natural gas and oil properties with proven reserves, and the drilling of developmental and exploratory wells.

ANNUAL REPORT 2001

Sebestia-Cloud #1

Natural Gas Well with Multi-Pay Zones



LOCATION
GAS/WATER CONTACT
TOP FRIO SAND
FAULT
F-4 FRIO SAND
FRIO SAVAGE SAND

Drilled August, 2001

DEAR SHAREHOLDERS:

It is with a great deal of pleasure that I take this opportunity to tell you about the tremendous success the company achieved in the year 2001.

First, the financial performance was outstanding, setting a new standard in the history of Royale Energy, Inc. Operationally, performance was much improved, as we achieved higher standards for safety, reliability and production. We continued to build increased organizational capability in the key drivers of business success.

The most important achievement of 2001 was a net income of $3,746,524 or $.90 per share, compared to $3,060,135 or $.73 per share in 2000, by far the highest in the company's 17-year history. That performance benefited from sustained high prices for natural gas, combined with increased margins, particularly in California. Underlying these results was a solid operating performance. For example, we increased our oil and gas production over 40 percent from the year before, thereby maximizing the benefits of high prices.


Bowerbank
17
Bowerbank
5B
3D Bowerbank seismic data.

In addition to increased profits, the company also recognized increases in revenue and cash flow. Revenues rose 35.7% to $15,858,273 and cash flow increased 129% to $7,705,142 or $1.85 per share from $.82 in 2001.

The company's return on stockholder's equity was 33.2%, enabling the payment of a stock dividend for the second consecutive year. In June 2001, the company paid its first 15% stock dividend, and has announced the payment of an additional 15% stock dividend to all stockholders of record on May 31, 2002.

The company's ongoing operational prospects are strong, and 2002 will see the company drill more wells than any prior year.

We at Royale Energy are committed to doing our part to responsibly develop energy supplies and services. A strong balance sheet with a low debt to equity ratio will allow the company to make additional acquisitions of producing fields to further increase its prospect inventory. We have the assets, financial strength and people to continue our growth.

Royale Energy will be a vital partner in creating the energy that fuels the economy. By doing so, we will serve our investors, landowners, customers and our shareholders.

I am very positive about the outlook for the company and very proud of the commitment and performance that our team has contributed to its success.

Donald H. Hosmer
President

Operating Cash Flow

1999	$2,539,548
2000	$3,415,118
2001	$7,828,340

Oil & Gas Sales

1999	$3,006,010
2000	$6,194,451
2001	$8,452,282

Basic Earnings per Share

1999	$0.05
2000	$0.73
2001	$0.90

Net Income

1999	$171,546
2000	$3,060,135
2001	$3,746,524

Total Assets

1999	$14,848,982
2000	$20,775,040
2001	$19,578,359

Shareholders' Equity

1999	$4,461,108
2000	$7,547,843
2001	$11,294,367



Stephen M. Hosmer
Chief Financial Officer

This is a promising time for the oil and gas industry, as demand for energy continues to rise around the world. Royale Energy's goal is to be the best in this challenging business, especially for investors.

Instrumental to Royale Energy's success were the production gains realized primarily from its commitment to exploration drilling over the last year. To date, this has come from the efforts in California's Sacramento and San Joaquin Basins.



In 2001, Royale Energy strengthened its position within the California exploration and production industry, as well as expanding its operation in the mid continent. At the end of 2001 Royale Energy operated 12 natural gas fields in California with 69 producing wells. This represents the largest well count and land position since the company began its focus on the Sacramento and San Joaquin Basins in 1993.

Based on a proprietary 3D seismic survey in the East Rice Creek natural gas field, 11 prospects were identified with bright spot/AVO analysis. The company has drilled and completed 10 of these prospects with 100% success. The four most recent wells, Victor Ranch 1-7, Victor Ranch 2-7, Victor Ranch 4-8 and Victor Ranch 1-9 are producing 5,500,000 cubic feet per day. One additional well has been tested with a flow rate of 1,500,000 cubic feet per day. At least one more Victor Ranch prospect will be drilled later in the year.


Victor Ranch 2-7
Victor Ranch 1-7
Victor Ranch 5-8

3D Victor Ranch seismic data.

Another 3D seismic survey over the Lonestar gas field resulted in a new pool discovery for Royale in November 2001. The Lonestar #1 has a flow rate of 2,900,000 cubic feet per day and the new discovery has additional developmental wells that will be drilled.

During the fourth quarter 2001, and first quarter 2002, the company acquired, processed and analyzed a 26 square mile 3D seismic survey over the company's Bowerbank natural gas field. This is a shallower multiple pay field where Royale has developed 18 wells with a success rate of 80%.


Victor Ranch 1-7

Victor Ranch 1-7 3D seismic data.

A non-proprietary 3D seismic survey was acquired that identified left behind reserves in the McCormack field of the Sacramento Basin. A total of three natural gas wells have been drilled and completed with 100% success, resulting in total company field production of two million cubic feet per day.



With oil prices remaining firm, the company will participate in several high quality drilling prospects to develop new oil reserves. All of the prospects are defined by modern high-resolution 3D seismic surveys.

To provide for future production growth, a significant prospect inventory is required. Undeveloped drilling locations have increased as a result of acquisitions and 3D seismic surveys, providing Royale Energy with attractive development drilling opportunities. Royale's growth profile for 2002 production remains strong with expectations to drill more wells in 2002 than in any other year in its history. We expect this to result in higher production, revenue and earnings for the year ending 2002.


Lonestar #1
Discovery Well
25-30' net pay

Lonestar #1 3D seismic data.

THE WALL STREET JOURNAL.

CCXXXIX NO. 61 ★★★★ THURSDAY, MARCH 28, 2002

SMALL-STOCK FOCUS

Royale Energy, a San Diego oil and natural-gas company, jumped 1.50, or 17%, to 10.55. The company's board approved the issuance of a 15% stock dividend to holders of shares of record May 31. The company said the dividend reflects its increased profitability.


PennWell
OGJ200

OIL&GAS JOURNAL
International Petroleum News and Technology / www.ogjonline.com

OGJ200 FASTEST GROWING COMPANIES

Company	Stockholders' Equity 2000 ($1,000)	Stockholders' Equity 1999 ($1,000)	Stockholders' Equity % Change	Net Income 2000 ($1,000)	Net Income 1999 ($1,000)	Net Income % Change	Long-term Debt 2000 ($1,000)	Long-term Debt 1999 ($1,000)
Royale Energy, Inc.	9,462	6,463	46.4	2,991	150	1,894.0	4,952	5,050

Week of Oct. 1, 2001 / US$5.00
Terrorist aftermath security concerns
Tennessee's Swan Creek field
Improved roller-cone bits
Lessons of Roncador field pipelay

> "Each year all publicly traded oil and gas companies are ranked by the publication on the basis of growth in stockholders' equity... This is the fourth time in the last six years that Royale Energy has been named in the Top 20 category."

Royale Energy is ranked 1st in cash-on cash returns by C.K. Cooper & Company for 4 consecutive years.

The San Diego Union-Tribune.
TUESDAY OCTOBER 30, 2001

In tough times, these 10 are tops

Ranking the region's publicly traded companies

Rank	Company	Location	Industry	Composite score
5	Royale Energy	San Diego	Oil & Gas Drilling/Explor	26.25

Top profit growth

Rank	Company	1-year percent change net income	July 1999 - June 2000 net income (thousands)	July 2000 - June 2001 net income (thousands)
1	Royale Energy	885.35%	$737	$7,262

Top profit growth

Rank	Company	July 2000 - June 2001 ROE	July 2000 - June 2001 net income (thousands)	June 2001 common equity (thousands)
1	Royale Energy	51.52%	$7,262	$14,095

What is Royale Energy's focus for 2002 and 2003?

Royale is focused on building prospect inventory through acquisitions of property, 3D seismic surveys and field development.

Royale Energy has acquired seismic surveys over some of the most prolific natural gas and oil producing fields in the Sacramento and San Joaquin Basins. These state-of-the-art 3D surveys better illustrate the nature of our current production in these fields and provide many development well targets. They are also providing new pool exploration prospects with significant natural gas reserve potential. Seismic amplitudes and AVO technology are being used to detect trapped gas, helping to reduce the risk of our employed drilling capital.

What makes Royale Energy unique as an exploration and production company?

Royale Energy not only explores for its own oil and natural gas production and reserves, but it also invites individuals to participate in up to half of the company's interest in these wells. This allows the company to diversify and drill a greater number of wells, and creates an opportunity for the individual to become a working interest owner and share in production revenue and tax deductions.

Over the past six years, Royale Energy, Inc. has grown its equity, assets and profits to a level that has brought its NASDAQ listing from the Small Cap to its current status as a NASDAQ National Market Company. The Company achieved the higher listing requirements by growing the Company through profitability. While some companies focus on cash flow, Royale has focused on earnings, which resulted in higher shareholders' equity.

How do oil and natural gas prices affect the Company's profitability?

Royale Energy evaluates properties assuming a low price scenario for oil and natural gas. Because of this strategy, the Company has been able to make monthly distributions to its individual working interest owners and earn money for the Company when natural gas prices were as low as $1.07 per MCF and oil prices at $10.00 per barrel. If product prices continue rising, the net profit margins will increase because the production costs generally will not rise from price increases. For the past four years, Royale Energy is ranked 1st in cash on cash returns by C.K. Cooper & Company.

The Company has an experienced group of oil and gas professionals as members of its Board of Directors. Their years of expertise come from such major energy companies as Amoco, Kemp Geophysical, 3D Geophysical, and Nahama & Weagant. Royale also employs independent consultants on a regular basis to advise the Company on engineering, geologic, marketing, and corporate planning matters.

Harry E. Hosmer

Chairman of the Board

Prior to his founding of Royale Energy, Mr. Hosmer was Vice President of an Oklahoma oil and natural gas exploration and development company. He was a member of the Independent Petroleum Association's Speaker's Bureau and its Capital Formation Committee. Mr. Hosmer also served as President of Brookhill Publishing Company, a publisher of leading trade publications, which was subsequently acquired by Harcourt, World, Jovanovich & Brace. He was also an officer of Petra Company, a real estate development company. Mr. Hosmer serves as a member of the Board of Directors of the Overseas Council, an international organization providing scholarships for the education of young leaders in third world countries, and of New Europe Vision, which provides help to developing Eastern European countries.



3D view of the seismic amplitudes at the pay sand of the Bowerbank field. Blue color indicates sweet spots of high amplitude and thick gas pay.

George M. Watters

Director

Mr. Watters has been a Director of Royale Energy, Inc. since 1991. He has several years of senior management experience, including 23 years with Amoco, in all phases of downstream petroleum operations - marketing, refining, trading, and commercial development. He was instrumental in the conception and development of two successful grass roots refining and marketing projects in Australia and Singapore. His last assignment was CEO of Amoco Shipping and Trading Company. Prior to his affiliation with Amoco, he held various management positions with the former Standard-Vacuum Oil Company, jointly owned by Exxon and Mobil. He is a graduate of MIT and also attended their Management Program for Senior Executives.

Rod Nahama

Director

Mr. Nahama, a leading geologist with nearly 35 years of hands-on experience in finding oil and natural gas in California and Oregon, joined Royale's Board of Directors in 1994. Mr. Nahama has discovered some of the largest producing wells in California. He worked for many years as an exploration geologist for energy companies prior to co-founding Nahama & Weagant Energy Company in 1979. His expertise in exploring, developing, producing and selling natural gas in California and Oregon is well-recognized throughout the United States.

Dr. Oscar Hildebrandt

Director

Dr. Hildebrandt has been a director of Royale Energy, Inc. since 1995. He is currently a financial advisor and educator. Dr. Hildebrandt practiced veterinary medicine for 35 years, organizing and acting as senior partner of a 10 veterinarian group practice. During that time he managed the pension plan and profit-sharing plan for the group practice. Dr. Hildebrandt was instrumental in starting several businesses that subsequently were sold to large national corporations and was the director, organizer and Chairman of the Board of Fidelity National Bank of Medford, Wisconsin. He attended both the University of Wisconsin and University of Minnesota, graduating from the University of Minnesota with a Bachelor's degree and D.V.M. degree. He has been involved in oil and gas investments for 34 years.

Len Kemp

Director

Mr. Kemp, the founder of Kemp Geophysical is one of the industry's foremost experts in 2D and 3D seismic data acquisition. Since 1954, Mr. Kemp has acquired data throughout the US and the world. Mr. Kemp directed the acquisition of data in a number of challenging areas, and developed techniques for improving data quality, resulting in greater reserve recovery. In his efforts to improve data quality while reducing costs, Mr. Kemp led the industry in acquiring simultaneous multi-line data. This early 3D provided greater data accuracy at a cost significantly less than independently acquired single lines. Kemp Geophysical along with three other geophysical companies merged to become 3D Geophysical. This was the first company to put its primary focus on 3D seismic in 1996. Western Atlas bought 3D Geophysical and Len is Western Atlas' Manager of California Operations.

Royale Energy's management team members are Donald Hosmer, President and CEO; Stephen Hosmer, Chief Financial Officer; Bennett Spevack, Chief Explorationist; Phil Nicoll, Chief Engineer; Ronald Lipnick, Controller; MarGene Hamer, Land Manager; Kimber Tabak, Marketing and Investor Relations. Each individual is committed to achieving the short and long term goals of the Company. Although the areas of responsibility are sharply defined, the knowledge required to manage a particular area is known by each.

Donald H. Hosmer

President, Chief Executive Officer, Director, and co-founder of Royale Energy, Inc.

In October, 1985 Mr. Hosmer, along with his father and brothers, founded Royale Petroleum Corporation. In October, 1986, Royale Energy, Inc. was incorporated in preparation for the involvement of outside shareholders for the first time. Mr. Hosmer was responsible for the marketing aspects of the Company. In this capacity, his department has funded over $40,000,000 in oil and natural gas acquisitions since 1984. Mr. Hosmer publishes the Royale Energy Report, a quarterly publication that provides an informative summary of company activities as well as the state of the natural gas industry. He is a member of the Speakers Bureau of the Independent Petroleum Association of America (IPAA) and registered as an oil and gas industry expert on the Business Wire's ExpertSource service. He has successfully directed the funding of 150 oil and natural gas wells throughout the major geologic basins in the US. Under his leadership, Royale became the largest independent natural gas producer in California.

Stephen M. Hosmer

Chief Financial Officer, Secretary, Director

Mr. Hosmer joined the Company in May 1988. He was responsible for establishing the Company's information management system and forming the Operating Division of Royale Energy, Inc. In this capacity, he brought the Company into the Sacramento Basin through a joint venture with Pacific Gas & Electric Resources resulting in the drilling of the Victor Ranch wells. Mr. Hosmer has also been responsible for heading up the acquisition team. As such, he has concluded the acquisition of Arkoma Production Company from Jerry Jones and the acquisition of Vernon E. Faulconer Inc. in 1997. In June of 1995, the Board of Directors appointed Mr. Hosmer as C.F.O. Mr. Hosmer graduated from Oral Roberts University in Tulsa, Oklahoma.

Bennett Z. Spevack
Chief Explorationist

Mr. Spevack has almost 20 years of successful exploration experience at Amoco Production Company. For the past 10 years, as Exploration Manager, Mr. Spevack has directed exploration programs in California, the Gulf of Mexico, Alaska, and internationally. These efforts led to a number of commercial discoveries including leading Amoco to participate in the Gulf of Mexico's first sub-salt discovery Mahogany. Mr. Spevack has extensive knowledge of seismic technology, such as, 3D, AVO, pre-stack depth migration, and seismic attribute analysis, as well as, the practical applicability of this technology to successful oil and gas exploration. As a Geophysical Interpreter, Mr. Spevack worked primarily in the Western U.S. helping to pioneer the use of workstations and seismic stratigraphy at Amoco. Mr. Spevack holds a Masters in Geology from State University of New York in Binghamton, NY.


ROYALE ENERGY CO.
VICTOR RANCH #2-7
SEC. 7 T-23N R-2W

Victor Ranch 2 -7 well.

Philip D. Nicoll
Chief Engineer

Mr. Nicoll began his career with Texaco in the Kern River field as a Reservoir Engineer where he performed detailed post-steam flood reservoir analysis. After several years of coordinating the budget, Mr. Nicoll was transferred to the Operations Engineering Department as a Production Engineer. He managed 400 producing wells and 100 steam injection wells. In 1991, Mr. Nicoll left Texaco to work for Bechtel Petroleum Operations at the Elk Hills Naval Petroleum Reserve. Mr. Nicoll was promoted to Senior Asset Team Engineer responsible for reservoir management and operations engineering of approximately 4000 bopd and 50 mmcfd gas. After the acquisition of Elk Hills by Occidental Petroleum, Mr. Nicoll accepted the position of Senior Operations Engineer for the eastern portion of the Shallow Oil Zone where he was responsible for the oversight of approximately 6000 bopd. Mr. Nicoll is a member of the Society of Petroleum Engineers and American Petroleum Institute (API). Mr. Nicoll, graduated from The Pennsylvania State University with a Bachelor of Science in Petroleum and Natural Gas Engineering.

Ronald Lipnick
Controller

Mr. Lipnick has been with the Company since May 1993 and has been the Controller since February 1994. He is responsible for the Company's accounting operations ranging from daily accounting activities and general ledger reconciliation to the preparation of financial statements for the Company's SEC quarterly 10Q and year-end 10K filings. He also works closely with Royale's certified public accountants during their yearly audits. Mr. Lipnick has more than 13 years of experience in the accounting field. He has a Bachelor of Science in Accounting and a Master of Business Administration in Finance from Oral Roberts University, Tulsa, Oklahoma.

MarGene Hamer
Land Manager

Ms. Hamer has been with Royale since July 1995. She is responsible for all land issues from prospect through pipeline, managing the due diligence, negotiations and drafting of documentation in preparation for the acquisition and divestiture of mineral and surface rights. She also manages the lease database system, geographic mapping system, all leases, well contracts and title records as well as the administration of revenue distribution. Ms. Hamer has over 20 years in the industry, working in Wichita, Kansas; Portland, Oregon; and Bakersfield, California. She is a member of the National Association of Professional Landmen and the Los Angeles Association of Petroleum Landmen.

Kimber Tabak
Marketing and Investor Relations

Ms. Tabak comes with 10 years of experience in marketing and public relations. She oversees development and implementation of public relations as well as creation of all marketing materials, newsletters, and annual reports. Ms. Tabak interacts with media and external interest groups on behalf of the Company. She develops and implements strategic and tactical marketing plans, branding strategies, coordinates events, and manages third party relationships. She manages all aspects of the ongoing communication between the investors and the Company. Ms. Tabak has a Bachelor of Arts degree in Marketing Communications and Criminal Justice from California State University, Bakersfield.

Financial statement schedules have been omitted since they are either not required, are not applicable, or the required information is shown in the financial statements and related notes.

BROWN ARMSTRONG CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors

Royale Energy, Inc.

We have audited the accompanying balance sheets of Royale Energy, Inc. (a California corporation) as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Royale Energy's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Royale Energy, Inc., as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

BROWN ARMSTRONG PAULDEN
McCOWN HILL STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California

February 15, 2002

BALANCE SHEETS

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 3,131,859	$ 2,106,841
Accounts receivable	3,525,038	6,407,397
Note receivable	-	73,010
Other current assets	695,461	468,356
Total Current Assets	7,352,358	9,055,604
Oil and Gas Properties (successful efforts basis), Equipment and Fixtures, net	12,226,001	11,719,436
	$ 19,578,359	$ 20,775,040

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Accounts payable and accrued expenses	$ 3,543,001	$ 6,639,808
Deferred revenue from turnkey drilling	2,740,991	1,635,300
Total Current Liabilities	6,283,992	8,275,108
Long-Term Debt, net of current portion	2,000,000	4,952,089
Redeemable Preferred Stock		
Series A, convertible preferred stock, no par value, 59,250 shares authorized; 10,780 and 9,375 shares issued and outstanding	24,066	19,100
Stockholders' Equity		
Common stock, no par value, 10,000,000 shares authorized; 4,386,354 and 3,813,613 shares issued and outstanding, respectively	12,292,705	8,248,105
Convertible preferred stock, Series AA, no par value, 147,500 shares authorized; 43,125 and 43,750 shares issued and outstanding	173,174	175,000
Accumulated (deficit)	(1,101,078)	(799,862)
Total paid in capital and accumulated deficit	11,364,801	7,623,243
Less cost of treasury stock, 19,300 shares	(94,500)	(94,500)
Total Stockholders' Equity	11,294,367	7,547,843
	$ 19,578,359	$ 20,775,040

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

	2001	2000 As Restated
Revenues		
Oil and gas production	$ 8,452,282	$ 6,194,451
Turnkey drilling	6,703,452	4,792,151
Supervisory fees and other	702,539	700,750
Total Revenues	15,858,273	11,687,352
Costs and Expenses		
General and administrative	2,245,781	1,737,201
Geological and geophysical expense	56,806	22,337
Turnkey drilling and development	3,065,747	1,975,242
Lease operating	1,266,245	936,841
Lease impairment	2,062,028	1,540,845
Legal and accounting	644,812	635,893
Marketing	1,062,700	686,193
Depreciation, depletion and amortization	1,282,640	586,907
Total Costs and Expenses	11,686,759	8,121,459
Income from Operations	4,171,514	3,565,893
Other Expense		
Interest expense	54,455	427,304
Income Before Income Tax Expense	4,117,059	3,138,589
Income Tax Provision	370,535	78,454
Net Income	$ 3,746,524	$ 3,060,135
Basic Earnings Per Share	$ .90	$ .73
Diluted Earnings Per Share	$ .84	$ .69

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock Series AA			Treasury Stock	
	Shares Outstanding	Amount	Shares Outstanding	Amount	Accumulated Deficit	Shares Outstanding	Amount
Balance at January 1, 2000, as restated	3,808,613	$ 8,240,605	43,750	$ 175,000	$ (3,859,997)	19,300	$ (94,500)
Shares issued	5,000	7,500					
Net income for the year	-	-	-	-	3,060,135	-	-
Balance at December 31, 2000, as restated	3,813,613	8,248,105	43,750	175,000	(799,862)	19,300	(94,500)
Fifteen percent stock divided, less amount held as treasury stock	569,147	4,019,600	-	-	(4,019,600)	-	-
Fifteen percent stock dividend Series AA	-	-	6,562	23,174	(23,174)	-	-
Fifteen percent stock dividend Series A	-	-	-	-	(4,966)	-	-
Conversion of Preferred AA to common stock	3,594	25,000	(7,187)	(25,000)	-	-	-
Net income for the year	-	-	-	-	3,746,524	-	-
Balance at December 31, 2001	4,386,354	$ 12,292,705	43,125	$ 173,174	$ (1,101,078)	19,300	$ (94,500)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOW

	2001	2000 As Restated
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,746,524	$ 3,060,135
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	1,282,640	586,907
Lease impairment	2,062,028	1,540,845
(Increase) decrease in:		
Accounts receivable	2,882,359	(4,734,999)
Prepaid expenses and other assets	(227,105)	(78,766)
Notes receivable	73,010	84,662
Increase (decrease) in:		
Accounts payable and accrued expenses	(3,096,807)	2,785,649
Deferred revenues - DWI	1,105,691	170,685
Net Cash Provided by Operating Activities	7,828,340	3,415,118
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures for oil and gas properties	(3,267,284)	(2,234,845)
Other capital expenditures	(583,949)	-
Net Cash Provided (Used) by Investing Activities	(3,851,233)	(2,234,845)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term debt	(4,952,089)	(5,050,000)
Proceeds from long-term debt	2,000,000	4,952,089
Common stock issued	-	7,500
Net Cash Provided (Used) by Financing Activities	(2,952,089)	(90,411)
Net Increase in Cash and Cash Equivalents	1,025,018	1,089,862
Cash at beginning of year	2,106,841	1,016,979
Cash at end of year	$ 3,131,859	$ 2,106,841
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 54,455	$ 427,304
Cash paid for taxes	$ 533,661	$ 800

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Royale Energy, Inc. ("Royale Energy") is presented to assist in understanding Royale Energy's financial statements. The financial statements and notes are representations of Royale Energy's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Description of Business

Royale Energy is an independent oil and gas producer which also has operations in the area of turnkey drilling. Royale Energy owns wells and leases in major geological basins located in California. Royale Energy offers fractional working interests and seeks to minimize the risks of oil and gas drilling by selling multiple well drilling ventures which do not include the use of debt financing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the estimate of Company oil and gas reserves prepared by an independent engineering consultant. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proven reserves. Estimated reserves are used in the calculation of depletion, depreciation and amortization unevaluated property costs, estimated future net cash flows, taxes, and contingencies.

Joint Ventures

The accompanying financial statements as of December 31, 2001 and 2000, include the accounts of Royale Energy and its proportionate share of the assets, liabilities and results of operations. Royale Energy generally retains an ownership interest of approximately 30% in its joint venture projects. Royale Energy is the operator of the majority of properties in which it has an ownership interest. In connection with the drilling and operation of wells, the Company receives management fees, which are recorded as supervisory fee income.

Revenue Recognition

Royale Energy recognizes revenues from the sales of oil and gas in the period of delivery.

Royale Energy enters into turnkey drilling agreements with investors to develop leasehold acreage acquired by Royale Energy. When Royale Energy authorizes a turnkey drilling project for sale, a calculation is made to estimate the pre-drilling costs and the drilling costs. A percentage for each is calculated. The turnkey drilling project is then sold to investors who enter a signed contract with Royale Energy. In this agreement, the investor agrees to share in the pre-drilling costs, which include lease costs, intangible drilling costs, and other costs as required so that the drilling of the project can proceed. As stated in the contract, the percentage of the pre-drilling costs that the investor contributes is non-refundable, and thus on its financial statements, Royale Energy recognizes these non-refundable payments as revenue since the pre-drilling costs have commenced. The remaining investment is held and reported by Royale Energy as deferred revenue until the well is spudded (begun). If costs exceed revenues and Royale Energy participates as a working interest owner, the excess is capitalized as the cost of Royale Energy's working interest. If Royale Energy is unable to drill the wells, and a suitable replacement well is not found, the deferred funds received would be returned to the investors. If the drilling effort is successful, each investor receives a working interest in the wells, and Royale Energy, along with the investors, receive an assignment of working interests. Included in cash and cash equivalents are amounts for use in the completion of Turnkey drilling programs in progress.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Oil and Gas Property and Equipment (Successful Efforts)

Royale Energy accounts for its oil and gas exploration and development costs using the successful efforts method. Leasehold acquisition costs are capitalized. If proved reserves are found on an undeveloped property, leasehold cost is transferred to proved properties. Significant undeveloped leases are reviewed periodically and a valuation allowance is provided for any estimated decline in value. Cost of other undeveloped leases is expensed over the estimated average life of the leases. Cost of exploratory drilling is initially capitalized. In the absence of a determination that proved reserves are found, the costs of drilling such exploratory wells is charged to expense. Royale Energy makes this determination within one year following the completion of drilling. Other exploratory costs are charged to expense as incurred. Development costs, including unsuccessful development wells, are capitalized. Depletion, depreciation and amortization of oil and gas producing properties are computed on an aggregate basis using the units-of-production method.

Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and/or Long-Lived Assets to be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It establishes guidelines for determining recoverability based on future net cash flows from the use of the asset and for the measurement of the impairment loss. Impairment loss under SFAS No. 121 is calculated as the difference between the carrying amount of the asset and its fair value. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met. Under the successful efforts method of accounting for oil and gas operations, Royale Energy periodically assessed its proved properties for impairments by comparing the aggregate net book carrying amount of all proved properties with their aggregate future net cash flows. The statement requires that the impairment review be performed on the lowest level of asset groupings for which there are identifiable cash flows.

Royale Energy performs a periodic review for impairment of proved properties on a field by field basis. Unamortized capital costs are measured on a field basis and are reduced to fair value if it is determined that the sum of expected future net cash flows are less than the net book value. Royale Energy determines if an impairment has occurred through either adverse changes or as a result of its periodic review for impairment. Impairment is measured on discounted cash flows utilizing a discount rate appropriate for risks associated with the related properties or based on fair market values. Impairment losses of $2,062,028 and $1,540,845 were recorded in 2001 and 2000, respectively.

Upon the sale of oil and gas reserves in place, costs less accumulated amortization of such property are removed from the accounts and resulting gain or loss on sale is reflected in operations. Impairment of unproved properties are assessed periodically on a property-by-property basis, and any impairment in value is currently charged to expense. In addition, capitalized costs of unproved properties are assessed periodically to determine whether their value has been impaired below the capitalized costs. Loss is recognized to the extent that such impairment is indicated. In making these assessments, factors such as exploratory drilling results, future drilling plans, and lease expiration terms are considered. When an entire interest in an unproved property is sold, gain or loss is recognized, taking into consideration any recorded impairment. Upon abandonment of properties, the reserves are deemed fully depleted and any unamortized costs are recorded in the statement of income under impairment expense.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit, and highly liquid debt instruments with maturities of three months or less.

Accounts Receivable

Management believes that all accounts receivable as of December 31, 2001 and 2000 are fully collectible. Therefore, no allowance for doubtful accounts is recorded.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EQUIPMENT AND FIXTURES

Equipment and fixtures are stated at cost and depreciated over the estimated useful lives of the assets, which range from three to seven years, using the straight-line method. Repairs and maintenance are charged to expense as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Gains or losses on dispositions of property and equipment, other than oil and gas, are reflected in operations.

EARNINGS (LOSS) PER SHARE (SFAS 128)

Basic and diluted earnings (loss) per share are calculated as follows:

	For the Year Ended 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic Earnings Per Share:			
Net income available to common stock	$ 3,746,524	4,161,581	$ .90
Diluted Earnings Per Share:			
Effect of dilutive securities and stock options	-	279,988	(.06)
Net income available to common stock	$ 3,746,524	4,441,569	$ .84

	For the Year Ended 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic Earnings Per Share:			
Net income available to common stock	$ 3,060,135	4,161,581	$ .73
Diluted Earnings Per Share:			
Effect of dilutive securities and stock options	-	272,729	(.04)
Net income available to common stock	$ 3,060,135	4,434,310	$ .69

INCOME TAXES

The provision for income taxes is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported net amounts.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair value estimates are made at discrete points in time based on relevant market information and information about the financial instruments. These estimates may be subjective in nature and involve uncertainties and significant judgment and therefore cannot be determined with precision.

Royale Energy includes fair value in the notes to financial statements when the fair value of its financial instruments is different from the book value. Royale Energy assumes that the book value of financial instruments that are classified as current approximate fair value because of the short maturity of these instruments. For noncurrent financial instruments, Royale Energy uses quoted market prices or, to the extent that there are no available quoted market prices, market prices for similar instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards

In April 2000, the FASB issued Financial Interpretation Number (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of Accounting Principles Board No. 25. FIN 44 clarifies the application of Opinion No. 25. This Interpretation was effective immediately and all issues are to be handled prospectively. The adoption of FIN 44 did not have a material impact on Royale Energy's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 141 also requires unallocated negative goodwill (in a case where the purchase price is less than fair market value of the acquired assets) to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to 40 years.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement No. 142. Statement No. 141 will require, upon adoption of Statement No. 142, that an entity evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. The adoption of Statement No. 142, did not leave a material impact on Royale Energy's financial position or results of operations.

In June 2001, the FASB also approved for issuance SFAS 143 "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets such as wells and production facilities. SFAS 143 guidance covers (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long- lived asset and subsequently allocated to expense using a systematic and rational method. Royale Energy will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, Royale Energy cannot reasonably estimate the effect of the adoption of this statement on its financial position, results of operations or cash flows.

In August 2001, the FASB also approved SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets to Bed Disposed Of". The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally are to be applied prospectively. At this time, Royale Energy cannot estimate the effect of this statement on its financial position, results of operations, or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECLASSIFICATION

Certain amounts in the financial statements have been reclassified to be consistent and comparable from year-to-year.

NOTE 2 - RESTATEMENTS

CHANGE IN METHOD OF REVIEWING FOR IMPAIRMENT

Company management continually reviews its use of generally accepted accounting principles, and occasionally adjusts their selection of accounting principles to more realistic, conservative methods.

Effective January 1, 1998, the Company reinstated its method of reviewing for impairment of its oil and gas properties from a region by region basis to a field by field basis. The Company believes that evaluating impairment on a field by field is a better measure of impairment than the region by region basis, and is consistent with the practice of the majority of oil and gas companies in industry for evaluating impairment. Before 1998, the Company had used a field cost center impairment measure, and changed to a regional method for 1998, 1999, and 2000, and throughout the first three quarters of 2001. All of these reporting periods have been restated.

CHANGE IN ACCOUNTING FOR OTHER CAPITALIZED COSTS

Effective December 31, 1998, the Company changed its method of accounting for the costs of 3D Seismic studies performed by independent Geophysical and Geological companies on its behalf. Previously the Company capitalized these costs as inventoriable expenditures recoverable by sale or by development. Portions of the database used for Company projects have been capitalized as part of the carrying costs of proved properties. The Company has had prospective buyers of this data in the past, but to date has not sold any portions of the data to outside parties.

The Company has evaluated whether it is appropriate to report these costs as inventoriable expenditures and has determined that in the absence of sales, these costs are more appropriately reported as exploration geological and geophysical to be expensed when incurred. Accordingly, the Company has restated its financial statements to reflect the effect of expensing these costs in 1998 when the database was originally acquired.

The following tables reconcile the effects of the restatements for the fiscal years ended December 31, 1998, 1999 and 2000:

	1998	1999	2000
Income from operations as previously reported	$1,162,647	$ 535,799	$3,498,299
Effect of change in method of reviewing for impairment	(1,149,310)	(287,426)	(241,475)
Effect of change in accounting for other capitalized costs	(927,208)	309,069	309,069
Income (Loss) from operations as restated	(913,871)	557,442	3,565,893
Net Income as previously reported	774,406	149,903	2,990,995
Effect of change in method of reviewing for impairment	(1,120,233)	(287,426)	(247,035)
Effect of change in accounting for other capitalized costs	(903,417)	309,069	316,175
Net Income (Loss) as restated	(1,249,244)	171,546	3,060,135
Net Income per share (basic) as previously reported	0.20	0.04	0.71
Effect of change in method of reviewing for impairment	(0.29)	(0.08)	(0.06)
Effect of change in accounting for other capitalized costs	(0.24)	0.08	0.08
Net Income (Loss) per share (basic) operations as restated	(0.33)	0.05	0.73
Net Income (Loss) per share (diluted) as previously reported	0.19	0.04	0.67
Effect of change in method of reviewing for impairment	(0.27)	(0.08)	(0.06)
Effect of change in accounting for other capitalized costs	(0.22)	0.08	0.08
Net Income (Loss) per share (diluted) as restated	(0.30)	0.05	0.69

NOTE 3 - NOTE RECEIVABLE

Notes receivable for December 31, 2001 and 2000 totaled $0 and $73,010, respectively.

NOTE 4 - OIL AND GAS PROPERTIES, EQUIPMENT AND FIXTURES

Oil and gas properties, equipment and fixtures consist of the following at December 31,:

	2001	2000
Oil and Gas		
Producing properties, including intangible drilling costs	$ 12,629,132	$ 12,613,859
Undeveloped properties	1,939,338	1,648,374
Lease and well equipment	4,563,115	4,677,700
	19,131,585	18,939,933
Accumulated depletion, depreciation and amortization	(5,120,645)	(4,307,062)
Allowance for lease impairment	(2,020,376)	(3,035,495)
	11,990,564	11,597,376
Commercial and Other		
Furniture and equipment	597,977	436,713
Accumulated depreciation	(362,540)	(314,653)
	235,437	122,060
	$ 12,226,001	$ 11,719,436

The following sets forth costs incurred for oil and gas property acquisition and development activities, whether capitalized or expensed:

	2001	2000	1999
Acquisition	$ 94,174	$ 919,472	$ 55,290
Development	$ 2,552,193	$ 1,950,428	$ 3,683,456
Exploration	$ 2,221,207	$ 602,438	$ 928,539

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING AND EXPLORATION ACTIVITIES

The results of operations from oil and gas producing and exploration activities (excluding corporate overhead and interest costs) for the two years ended December 31, are as follows:

	2001	2000
Oil and gas sales	$ 8,452,282	$ 6,194,451
Production related costs	(1,266,254)	(936,841)
Geological and geophysical expense	(56,806)	(22,337)
Depreciation, depletion and amortization	(1,129,644)	(536,981)
Results of operations from producing and exploration activities	$ 5,999,578	$ 4,698,292

NOTE 5 - TURNKEY DRILLING CONTRACTS

Royale Energy receives funds under turnkey drilling contracts which requires Royale Energy to drill oil and gas wells within a reasonable time period from the date of receipt of the funds. As of December 31, 2001 and 2000, Royale Energy had recorded deferred turnkey drilling revenue associated with undrilled wells of $2,740,991 and $1,635,300, respectively, as a current liability.

NOTE 6 - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

Royale Energy adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information in 1998 which changes the way Royale Energy reports information about its operating segments.

Royale Energy identifies reportable segments by product and country, although Royale Energy currently does not have foreign country segments. Royale Energy includes revenues from both external customers and revenues from transactions with other operating segments in its measure of segment profit or loss. Royale Energy also includes interest revenue and expense, DD&A, and other operating expenses in its measure of segment profit or loss.

The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Principles (see Note 1).

Royale Energy's operations are classified into two principal industry segments. Following is a summary of segmented information for 2001 and 2000:

	Oil and Gas Producing and Exploration	Turnkey Drilling Services	Total
Year Ended December 31, 2001			
Revenues from External Customers	$ 8,452,282	$ 6,703,452	$ 15,155,734
Supervisory Fees	$ 604,736	$ -	$ 604,736
Interest Revenue	$ 97,803	$ -	$ 97,803
Interest Expense	$ 27,228	$ 27,227	$ 54,455
Expenditures for Segment Assets	$ 3,030,565	$ 5,311,526	$ 8,342,091
Depreciation, Depletion, and Amortization	$ 1,223,588	$ 59,052	$ 1,282,640
Lease Impairment	$ 1,031,014	$ 1,031,014	$ 2,062,028
Income Tax	$ 185,268	$ 185,267	$ 370,535
Total Assets	$ 19,578,359	$ -	$ 19,578,359
Net Income	$ 3,657,158	$ 89,366	$ 3,746,524

	Oil and Gas Producing and Exploration	Turnkey Drilling Services	Total
Year Ended December 31, 2000			
Revenues from External Customers	$ 6,194,451	$ 4,792,151	$ 10,986,602
Supervisory Fees	$ 668,361	$ -	$ 668,361
Interest Revenue	$ 32,389	$ -	$ 32,389
Interest Expense	$ 213,652	$ 213,652	$ 427,304
Expenditures for Segment Assets	$ 2,264,380	$ 3,729,327	$ 5,993,707
Depreciation, Depletion, and Amortization	$ 536,981	$ 49,926	$ 586,907
Lease Impairment	$ 1,129,077	$ 411,768	$ 1,540,845
Income Tax	$ 38,454	$ 40,000	$ 78,545
Total Assets	$ 20,775,040	$ -	$ 20,775,040
Net Income	$ 2,712,688	$ 347,447	$ 3,060,135

NOTE 7 - LONG-TERM DEBT

	2001	2000
Revolving line of credit with a maximum available of $6,000,000 issued by Bank One Service Corporation for the purposes of Refinancing Royale's existing debt and to fund development, exploration and acquisition activities as well as other general Corporate purposes. Agreement was entered into on December 1, 2000. Interest at New York prime plus 100.00 basis points, resulting in a rate of 5.75% at December 31, 2001 and 10.5% at December 31, 2000, payable monthly with borrowing base reductions of $100,000 commencing on February 1, 2001. All unpaid principal and interest is payable at maturity on December 21, 2003.		
	$ 2,000,000	$ 4,952,089
	$ 2,000,000	$ 4,952,089

Maturities of long-term debt for years subsequent to December 31, 2001 are as follows:

Year Ended December 31,	
2003	$ 2,000,000

NOTE 8 - INCOME TAXES

The components of the net deferred tax assets were as follows:

	2001	2000
Deferred Tax Assets:		
Net operating loss carryforwards	$ -	$ 1,812,536
Statutory depletion carryforwards	342,000	355,502
Total Deferred Tax Assets	342,000	2,168,038
Valuation Allowance	(342,000)	(2,168,038)
Net Deferred Tax Assets	$ -	$ -

The Company has approximately $1,500,000 of unused statutory percentage depletion, eligible to be used by the Company in future years to reduce federal taxable income. This depletion has no expiration date. A full valuation allowance has been established for the deferred tax assets generated by this depletion carryforward due to the uncertainty of future utilization.

A reconciliation of Royale Energy's provision for income taxes and the amount computed by applying the U.S. statutory federal income tax rate of 34% at December 31, 2001 and 2000, respectively, to pretax income is as follows:

	2001	2000
Tax computed at 34%, respectively	$ 1,399,800	$ 1,044,388
Increase (decrease) in taxes resulting from:		
Net operating loss carryforwards used	(932,118)	(1,044,388)
State tax	244,553	78,454
Percentage depletion carryforwards used	(341,700)	-
	$ 370,535	$ 78,454
Effective Tax Rate	9.0%	3.0%

NOTE 9 - REDEEMABLE PREFERRED STOCK

In 1993, Royale Energy's Board of Directors authorized the issuance of 259,250 shares of Series A Convertible Preferred Stock which were sold through a private placement offering. The Series A Convertible Preferred Stock was offered in units. Each unit consisted of 25,000 shares of Series A Convertible Preferred Stock and a 0.1% interest in the distributions of the Royale Energy Income Trust, to be formed. Royale Energy had the right to sell fractional units. The Series A Convertible Preferred Stock has a stated value of $4 per share and provides shareholders with a one time 10% dividend payable thirty days after the expiration of one year from the date of purchase. The dividend has been paid on all outstanding shares at December 31, 1994. There were no dividends declared and/or paid during 2001 or 2000.

The Series A Convertible Preferred Stock is convertible any time at the basic conversion rate of one share of common stock for two shares of Series A Convertible Preferred Stock, subject to adjustment. Royale Energy has the option to call, at any time, the Series A Convertible Preferred Stock at either the issue price of $4 per share plus 10%, if called within one year after issuance, or $4 per share thereafter. (Subject to the holders' conversion rights outlined above).

Upon the sale of 50% of the units of beneficial interest in Royal Energy Income Trust, a holder of Series A Convertible Preferred Stock may require Royale Energy to redeem their Series A Convertible Preferred Stock at the issue price of $4 per share plus accrued dividends, if any.

The Series A Convertible Preferred Stock has a liquidation preference to the common stock equal to $4 per share plus accrued dividends. Holders of Series A Convertible Preferred Stock shall have voting rights equal to the number of shares of common stock into which the Series A Convertible Preferred Stock may be converted.

On October 28, 1993, Royale Energy's Series A Convertible Preferred Stock shareholders were made a one time offer to convert their Series A Convertible Preferred Stock to common stock. This conversion would be at one share of common stock for each share of Series A Convertible Preferred Stock, rather than at the original conversion price of $4 per share. This conversion would not affect the shareholders' rights and incentives in the Royale Energy Income Trust. As of December 31, 2001 and 2000, 224,815 shares of Series A Convertible Preferred Stock had been converted to 198,625 shares of common stock.

NOTE 10 - SERIES AA PREFERRED STOCK

In April 1992, Royale Energy's Board of Directors authorized the sale of Series AA Convertible Preferred Stock. Holders of Series AA Convertible Preferred Stock have dividend, conversion and preference rights identical to Series A Convertible Preferred Stockholders. The Series AA Convertible Preferred Stock does not have the right of redemption at the shareholders' option. As of December 31, 2001 and 2000, there were 43,125 and 43,750 shares issued and outstanding. The dividend has been paid on all shares outstanding at December 31, 2001 and 2000.

NOTE 11 - COMMON STOCK

Royale Energy's Board of Directors, at its December 1997 meeting, authorized the repurchase and cancellation of up to 15% of the outstanding common stock of Royale Energy. In addition, on March 26, 2001 the Board of Directors authorized a 15% stock dividend to shareholders of record on May 25, 2001. The number of common shares increased by 569,147 shares. The effect of the stock dividend decreased retained earnings (deficit) by $4,047,740.

NOTE 12 - STOCK WARRANTS

Changes in Royale Energy's common stock warrants were as follows at December 31:

	2001	2000
Outstanding warrants at beginning of period	230,555	230,555
15% Stock dividend	34,583	-
Additional warrants issued	-	-
Exercise of stock warrants	-	-
Warrants expired or ineligible	-	-
Outstanding warrants at end of period	265,138	230,555

Royale Energy's affiliate, RPC, acquired 111,111 shares of Royale Energy's common stock during the year ended December 31, 1993, at a purchase price of $333,333. This transaction was pursuant to the exercise of a stock purchase warrant granted to RPC by Royale Energy's Board of Directors on December 18, 1992, to purchase a maximum of 166,666 shares at the minimum bid price on December 18, 1992 of $3.00 per share. The expiration date to purchase the remaining 55,555 additional shares pursuant to this grant has been extended through December 31, 2002.

At the November 3, 1993 Board of Directors meeting, the Board of Directors granted RPC additional warrants to purchase 175,000 shares of Royale Energy's common stock at prices ranging from $1.50 to $3.00 per share. The expiration date of this grant has been extended through December 31, 2002.

Due to the declaration of the 15% stock dividend the number of warrants increased by 34,583, with a corresponding decrease in prices ranging from $2.60 to $1.35 per share.

NOTE 13 - OPERATING LEASES

Royale Energy occupies office space under a sixty-month noncancellable lease, which expires in July 2005. The lease calls for monthly payments ranging from $16,675 to $17,762. Future minimum lease obligations as of December 31, 2001 is as follows:

Year Ended December 31,		
2002	$	201,913
2003		206,763
2004		210,613
2005		124,338
	$	743,627

Rental expense for the years ended December 31, 2001 and 2000, was $186,474 and $177,257, respectively.

NOTE 14 - RELATED PARTY TRANSACTIONS

Significant Ownership Interests

On December 31, 2001, 27.53% of Royale Energy's common stock was owned by Royale Petroleum Corporation (RPC). RPC is owned equally by Donald H. Hosmer and Stephen M. Hosmer.

Harry E. Hosmer, Royale Energy's former president and former chief executive officer, owns 10.5% of Royale Energy common stock. Donald H. and Stephen M. Hosmer are sons of Harry E. Hosmer. Donald H. Hosmer and Stephen M. Hosmer are also officers and directors of Royale Energy.

NOTE 14 - RELATED PARTY TRANSACTIONS (Continued)

Stock Compensation Plan

On December 18, 1992, the Board of Directors granted the directors and executive officers of Royale Energy 30,000 options to purchase common stock at an exercise or base price of $3.00 per share. All options are exercisable on or after the second anniversary of the date of grant. Also on this date, the Board of Directors voted to adopt a policy of awarding stock options to key employees and contractors based on performance.

On March 26, 2001, the number of options increased from 30,000 to 34,500 and the price decreased from $3.00 per share to $2.60 per share due to the declaration of the 15% stock dividend.

At the March 10, 1995 Board of Directors meeting, directors and executive officers of Royale Energy were granted 154,000 options to purchase common stock at an exercise or base price of $1.90 per share. These options were granted for a period of ten years, and may be exercised after the second anniversary of the grant. Royale Energy applies APB Opinion 25 and related interpretations in accounting for its plans. Royale Energy did not grant stock options during 2001 or 2000.

On March 26, 2001, the number of remaining options of 99,000 increased to 113,850 outstanding and the price decreased from $1.90 per share to $1.65 per share due to the declaration of the 15% stock dividend.

A summary of the status of Royale Energy's stock option plan as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options				
Outstanding at beginning of year	$ 129,000	$ 1.87	134,000	$ 2.15
15% of Stocks dividend	19,350		-	
Exercised	-		5,000	
Outstanding at end of year	148,350		129,000	
Options exercisable at year end	148,350		129,000	
Weighted-average fair value of options				
Granted during the year	$ -		$ -	

The following table summarizes information about fixed stock options outstanding at December 31, 2001 and 2000:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding at December 31, 2000	Weighted-Average Remaining Contractual Life (Years)
$2.60	34,500	1.0	$3.00	30,000	2.0
$1.65	113,850	3.2	$1.90	99,000	4.2
$1.65 to $2.60	148,350	2.7	$1.90 to $3.00	129,000	3.7

The Board of Directors adopted a policy in 1989 that permits directors and officers of Royale Energy to purchase from Royale Energy, at Royale Energy's actual cost, up to one percent of a fractional interest in any well to be drilled by Royale Energy. Current and former officers and directors received as compensation or were billed $77,067 and $73,118 for their interests for the years ended December 31, 2001 and 2000, respectively.

NOTE 15 - ENVIRONMENTAL MATTERS

Royale Energy has established procedures for the on-going evaluation of its operations to identify potential environmental exposures and assure compliance with regulatory policies and procedures. Management monitors these laws and regulations and periodically assesses the propriety of its operational and accounting policies related to environmental issues. The nature of Royale Energy's business requires routine day-to-day compliance with environmental laws and regulations. Royale Energy incurred no material environmental investigation, compliance and remediation costs in 2000 or 1999.

Royale Energy is unable to predict whether its future operations will be materially affected by these laws and regulations. It is believed that legislation and regulations relating to environmental protection will not materially affect the results of operations of Royale Energy.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

On December 10, 1999, a group of 16 investors in drilling projects sponsored by Royale Energy from 1994 to 1998 filed suit against Royal Energy and certain of its officers and former officers in U.S. District Court for the Northern District of California, alleging fraud, negligent misrepresentation, breach of fiduciary duties and other related claims in connection with the sales of working interests in those projects. The complaint generally states that the defendants failed to adequately disclose the company's track record regarding previously drilled wells and makes other general statements about misconduct which are not, in Royale Energy's view, supported by specific factual allegations. The suit seeks an unspecified amount of damages, restitution of amounts the plaintiffs invested, and punitive damages. In July 2000, the court granted Royale Energy's motion to transfer the case to the U.S. District Court for the Southern District of California. No discovery has been conducted in the case. No discovery has ever been conducted in the case since it was filed in December 1999. If the plaintiffs elect to pursue this case, Royale Energy will contend that the plaintiffs' suffered no damages, that their claims are completely without merit and that the complaint fails to state a claim on which relief can be based.

On October 12, 2001, Blue Star Resources, Inc. and others filed suit against Royale Energy for declaratory relief, money damages, imposition of a constructive trust, and declaratory relief, seeking a working interest and drilling rights to certain properties covered by a joint operating agreement between plaintiffs and Royale Energy. The dispute is over whether plaintiffs failed to consent to drilling operations that resulted in a commercially productive well drilled by Royale Energy and thereby lost their rights to working interests in the well. The case is set for trial in July 2002. In March 2001, the court dismissed the plaintiff's motion for partial summary judgement. Since the amount of the judgement against the Company, if any, cannot be reasonably determined at this time, no liability has been accrued in the financial statements.

In the normal course of business, Royale Energy occasionally becomes party to litigation. In the opinion of management, based on advice of legal counsel, pending and threatened litigation involving Royale Energy will not have a material adverse effect upon its financial condition or results of operations.

NOTE 17 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating revenues, operating income, net income, and earnings per common share by quarters from 2001 and 2000 are shown below. Royale Energy, in its opinion, has included all adjustments necessary for a fair presentation of the results of operations for the quarters. Due to the nature of Turnkey Drilling Revenues, which are recognized at specified times over program development on specified wells, annual amounts are not generated evenly by quarter during the year. Amounts for the four quarters and year ended December 31, 2000 have been restated (see note 2).

Quarter Ended	Total Revenues	Gross Profit	Net Income (Loss)	Basic Earnings Per Common Share	Weighted-Average Shares Outstanding
December 31, 2001	$ 2,485,301	$ 323,262	$(1,575,274)	$ (0.37)	4,161,581
2000	$ 4,330,993	$ 3,525,104	$ 1,995,126	$ 0.48	4,161,581
September 30, 2001	$ 3,470,768	$ 1,659,976	$ 513,216	$ 0.12	4,161,581
2000	$ 2,962,880	$ 1,604,364	$ 527,930	$ 0.13	4,161,581
June 30, 2001	$ 3,950,337	$ 3,005,045	$ 1,778,077	$ 0.43	4,161,581
2000	$ 2,495,162	$ 1,224,745	$ 394,535	$ 0.09	4,161,581
March 31, 2001	$ 5,951,867	$ 4,459,575	$ 3,030,505	$ 0.72	4,161,581
2000	$ 1,898,317	$ 1,026,910	$ 142,544	$ 0.03	4,161,581

The following estimates of proved oil and gas reserves, both developed and undeveloped, represent interests owned by Royale Energy located solely in the United States. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells, with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which relatively major expenditures are required for completion.

Disclosures of oil and gas reserves which follow are based on estimates prepared by independent engineering consultants for the years ended December 31, 2001 and 2000. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. These estimates do not include probable or possible reserves.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the Securities and Exchange Commission (SEC). Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign government actions, and the fact that the bases for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to Royale Energy. Management's investment and operating decisions are based upon reserve estimates that include proved reserves prescribed by the SEC as well as probable reserves, and upon different price and cost assumptions from those used here.

It should be recognized that applying current costs and prices and a 10 percent standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

Changes in Estimated Reserve Quantities

The net interest in estimated quantities of proved developed reserves of crude oil and natural gas at December 31, 2001 and 2000 and changes in such quantities during each of the years then ended, were as follows:

	2001		2000	
	Oil (BBL)	Gas (MCF)	Oil (BBL)	Gas (MCF)
Proved developed and undeveloped reserves:				
Beginning of period	3,000	16,651,010	80,000	15,842,000
Revisions of previous estimates	(2,000)	(6,457,330)	(76,404)	1,103,647
Production	-	(1,366,109)	(596)	(1,161,513)
Extensions, discoveries and improved recovery	7,000	4,333,429	-	866,876
Purchase of minerals in place	-	-	-	-
Proved reserves end of period	8,000	13,161,000	3,000	16,651,010
Proved developed reserves:				
Beginning of period	3,000	12,672,000	80,000	10,401,000
End of period	8,000	11,245,000	3,000	12,672,000

These estimates were determined using gas prices at December 31, 2001 ranging from \$2.41 per MCF to \$2.85 per MCF as applied on a field-by-field basis.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future net cash flows is presented below for the two years ended December 31, 2001.

The future net cash inflows are developed as follows:

(1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.

(2) The estimated future production of proved reserves is priced on the basis of year-end prices.

(3) The resulting future gross revenue streams are reduced by estimated future costs to develop and to produce proved reserves, based on year end estimates. Estimated future development cost by year are as follows:

2002	$ 1,469,000
2003	279,000
2004	5,000
Thereafter	190,000
Total	$ 1,943,000

(4) The resulting future net revenue streams are reduced to present value amounts by applying a ten percent discount.

Disclosure of principal components of the standardized measure of discounted future net cash flows provides information concerning the factors involved in making the calculation. In addition, the disclosure of both undiscounted and discounted net cash flows provides a measure of comparing proved oil and gas reserves both with and without an estimate of production timing. The standardized measure of discounted future net cash flow relating to proved reserves reflects estimated income taxes.

	2001	2000
Future cash inflows	$ 34,888,000	$ 246,398,000
Future production costs	(11,830,000)	(27,583,000)
Future development costs	(1,943,000)	(2,286,000)
Future income tax expenses	(6,334,800)	(64,959,000)
Future net cash flows	14,780,200	151,570,000
10% annual discount for estimated timing of cash flows	(5,766,930)	(68,515,413)
Standardized measure of discounted future net cash flows	$ 9,013,270	$ 83,054,587

Changes in Standardized Measure of Discounted Future Net Cash Flow from Proved Reserve Quantities

This statement discloses the sources of changes in the standardized measure from year to year. The amount reported as "Net changes in prices and production costs" represents the present value of changes in prices and production costs multiplied by estimates of proved reserves as of the beginning of the year. The "accretion of discount" was computed by multiplying the ten percent discount factor by the standardized measure on a pretax basis as of the beginning of the year. The "Sales of oil and gas produced, net of production costs" are expressed in actual dollar amounts. "Revisions of previous quantity estimates" is expressed at year-end prices. The "Net change in income taxes" is computed as the change in present value of future income taxes.

	2001	2000
Standardized measure - beginning of year	$ 83,054,587	$ 9,503,521
Sales of oil and gas produced, net of production costs	(1,819,352)	(9,402,032)
Revisions of estimates of reserves provided in prior years:		
Net changes in prices and production costs	(115,624,655)	113,606,329
Extensions, discoveries and improved recovery	5,973,576	6,581,704
Accretion of discount	5,216,894	(5,213,770)
Net change in income tax	32,212,220	(32,021,165)
Net increase (decrease)	(74,041,317)	73,551,066
Standardized measure - end of year	$ 9,013,270	$ 83,054,587

CORPORATE DATA

Corporate Office

7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108

619-881-2800

800-447-8505

fax 619-881-2899

www.royl.com

email: ir@royl.com

Executive Officers

Donald H. Hosmer
President and Chief Executive Officer

Stephen M. Hosmer
Chief Financial Officer

2001 Board of Directors

Harry E. Hosmer
Chairman of the Board

Donald H. Hosmer
President, and Chief Executive Officer of Royale Energy, Inc.

Stephen M. Hosmer
Secretary of the Board, Chief Financial Officer of Royale Energy, Inc.

George M. Watters
Former Chairman of Amoco Shipping and Trading Company, and Former President of Singapore Petroleum Company

Rodney Nahama
President of Nahama Natural Gas

Dr. Oscar Hildebrandt
Financial Advisor and Educator

Len Kemp
Founder of Kemp Geophysical and Western Atlas' Manager of California Operations

Auditors

Brown Armstrong Paulden McCown Hill
Starbuck & Keeter Accountancy Corporation
4200 Truxton Avenue, Suite 300
Bakersfield, California 93309

Transfer Agent and Registrar

ComputerShare
12039 West Alameda Parkway, Suite Z-2
Lakewood, Colorado 80228

SEC Form 10-KSB:

Shareholders may obtain, free of charge, a copy of the Company's Annual Report or Forms 10-KSB as filed with the Securities and Exchange Commission by writing to the Company's Secretary at 7676 Hazard Center Drive, Suite 1500, San Diego, CA 92108

ROYL NASDAQ LISTED

Royale Energy, Inc.
7676 Hazard Center
Drive, Suite 1500
San Diego, CA 92108

619-881-2800

800-447-8505

fax 619-881-2899

www.royl.com

email: ir@royl.com

